FOLEY

40-33

FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5660
rteigen@foley.com EMAIL

CLIENT/MATTER NUMBER
042012-0101

August 11, 2005

VIA HAND DELIVERY




05063496

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 11 2005
WASH, D.C.
203
SECTION

Re: *Van Wagoner Funds, Inc.
File No. 811-9116

Van Wagoner Capital Management, Inc.
File No. 801-50676

Ladies and Gentlemen:

Enclosed for filing on behalf of Van Wagoner Funds, Inc., a registered investment company, and Van Wagoner Capital Management, Inc., a registered investment adviser and the investment adviser to Van Wagoner Funds, Inc., pursuant to Section 33 of the Investment Company Act of 1940 is a Stipulation of Settlement and related documents filed in the Northern District of California with respect to In re Van Wagoner Funds, Inc. Securities Litigation, Case No. 02-C-03383.

Please acknowledge receipt and filing of the enclosed material by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Richard L. Teigen

Richard L. Teigen

Enclosures


PROCESSED
AUG 15 2005
THOMSON
FINANCIAL

cc: Elyce Dilworth
Garrett R. Van Wagoner

PETER M. STONE (SB# 157994)
JAY C. GANDHI (SB# 192613)
PAUL, HASTINGS, JANOFSKY & WALKER LLP
Seventeenth Floor
695 Town Center Drive
Costa Mesa, CA 92626-1924
Telephone: (714) 668-6200
Facsimile: (714) 979-1921

Attorneys for Defendants
Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Garrett R. Van Wagoner, Larry P. Arnold, Robert S. Colman And Peter R. Kris


SEC MAIL PROCESSING
RECEIVED
AUG 11 2005
WASH, D.C.
203
SECTION

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

In re VAN WAGONER FUNDS, INC. SECURITIES LITIGATION	Master Case No. 02-C-03383 JSW CLASS ACTION
This Document Relates To: ALL ACTIONS.	**STIPULATION OF SETTLEMENT** Judge: Hon. Jeffrey S. White Courtroom: 2 Date: N/A Time: N/A

STIPULATION OF SETTLEMENT

This Stipulation of Settlement, dated as of November 15, 2004 (the "Stipulation"), is submitted pursuant to Rule 23 of the Federal Rules of Civil Procedure. Subject to approval by the Court, this Stipulation is entered into between Lead Plaintiffs Richard and Stephanie Ann Casolari (collectively "Plaintiffs"), the Class (as hereinafter defined), and Van Wagoner Funds, Inc. ("VW Funds"), Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid Cap Growth Fund, Van Wagoner Post Venture Fund, Van Wagoner Micro Cap Growth Fund, Van Wagoner Capital Management, Inc. ("VWCM"), UMB Fund Services, Inc. ("UMB"), Garrett Van Wagoner, Larry P. Arnold, Robert S. Colman and Peter R. Kris (collectively "Settling Defendants"), by and through their respective counsel. Plaintiffs, on behalf of themselves and the Class as herein defined, and the Settling Defendants are collectively referred to herein as the "Settling Parties."

The Stipulation is intended by the Settling Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined in Section IV, ¶1.13 below) against the Released Persons (as defined in Section IV, ¶1.12 below), upon and subject to the terms and conditions hereof.

I. THE LITIGATION

On or about December 17, 2001, several securities putative class action complaints were filed in the United States District Court for the Eastern District of Wisconsin (the "Wisconsin Federal Court"), entitled (1) *Mather v. Van Wagoner Funds, et al.*; (2) *Sasson v. Van Wagoner Funds, et al.*; (3) *Doohan v. Van Wagoner Funds, et al.*; (4) *Magistad v. Van Wagoner Funds, et al.*; (5) *Lippstreu v. Van Wagoner Funds, Inc., et al.*; (6) *Alper v. Van Wagoner Mutual Fund, Inc., et al.*; (7) *Spraley v. Van Wagoner Mutual Funds, Inc, et al.*; and (8) *Casolari v. Van Wagoner Mutual Funds, Inc., et al.* (collectively, the "Securities Actions").

On or about January 4, 2002, a securities putative class action complaint was also filed in the United States District Court for the District of Delaware (the "Delaware Federal Court"), entitled *Reisman v. Van Wagoner Funds, et. al* (the "Reisman Action"). On or about June 7, 2002, the Delaware Federal Court transferred the Reisman Action to the Wisconsin Federal Court.

On or about June 30, 2002, the Wisconsin Federal Court transferred the Securities Actions to the United States District Court for the Northern District of California (the "California Federal Court"). This California Federal Court consolidated the Securities Actions under the caption *In re Van Wagoner Funds, Inc. Securities Litigation*, Case No. 02-03383 JSW (the "Consolidated Securities Action") and, on or about April 9, 2004, appointed Richard and Stephanie Ann Casolari as lead plaintiffs and the law firm of Much Shelist Freed Denenberg Ament & Rubenstein, P.C. as lead counsel ("Lead Counsel").

On or about February 5, 2002, a derivative action was filed in Milwaukee County Circuit Court (the "Wisconsin State Court"), entitled *Mansmith v. Garrett R. Van Wagoner, et al.*, Case No. 2002CV041347 (the "Derivative Action"). The "Securities Actions" and the "Derivative Action" are collectively referred to herein as the "Litigation."

On or about July 24, 2003, lead plaintiffs in the Consolidated Securities Action filed an Amended Complaint (the "Complaint"), asserting claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 ("Securities Act"), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 ("Exchange Act"), and Sections 22, 34(b), 36(a) and 36(b) of the Investment Company Act of 1940 ("Investment Company Act").

On September 4, 2003, Plaintiffs and Settling Defendants participated in an arm's-length settlement mediation before the Honorable Daniel Weinstein (Ret.) (the "Mediation").

On September 29, 2003, Settling Defendants filed a motion to dismiss the Complaint and plaintiffs opposed the motion. On April 16, 2004, a hearing was held on

1 Settling Defendants' motion to dismiss. On or about July 27, 2004, the California
2 Federal Court dismissed the entire Complaint with leave to amend, except as to claims
3 asserted under Sections 22 and 34(b) of the Investment Company Act.

4 On or about August 26, 2004, it was announced that Garrett R. Van Wagoner, Van
5 Wagoner Capital Management, Robert S. Colman and Audrey L. Buchner had entered
6 into settlements with the Securities and Exchange Commission ("SEC"), without
7 admitting or denying any findings reached by the SEC, concerning the SEC's
8 investigation into certain matters regarding, *inter alia*, the valuing of private securities,
9 which settlements were embodied in agreements and administrative orders (Admin. Proc.
10 File Nos. 3-11611 to 3-11613) approved by that Commission (the "SEC Settlement").

11 On August 26, 2004, Plaintiffs moved to set a filing date for their further amended
12 complaint, and a hearing is scheduled on that motion for December 10, 2004.

13 On or about September 9, 2004, Plaintiffs and the Settling Defendants entered into
14 a Memorandum of Understanding ("MOU"), reaching an agreement in principle that
15 provided for a settlement and the dismissal with prejudice of the Litigation with respect
16 to the Settling Defendants.

17 Plaintiffs, through Lead Counsel, have extensively investigated the alleged
18 wrongdoing pertaining to each Settling Defendant in the Litigation and the alleged
19 damages suffered by the Class. Plaintiffs reviewed certain documents produced by
20 Settling Defendants, as well as other public and non-public information. Plaintiffs have
21 also consulted extensively with experts to review and advise on the damages, causation,
22 and the merits of the asserted claims.

23 Plaintiffs, through Lead Counsel, have conducted discussions and arm's-length
24 negotiations with counsel for Settling Defendants with respect to a settlement of the
25 Litigation with a view toward settling the issues in dispute and achieving the best relief
26 possible consistent with the interests of the Class. Based upon the Mediation, as well as
27 the documents produced and the extensive investigation by Plaintiffs, Plaintiffs have
28 concluded that the terms and conditions of this Stipulation are fair, reasonable, and

adequate to Plaintiffs and the Class, and in their best interests, and Plaintiffs have agreed to settle the claims raised in the Litigation pursuant to the terms and provisions of this Stipulation, after considering: (a) the substantial benefits that Plaintiffs and the members of the Class will receive from settlement of the Litigation; (b) the attendant risks of litigation; and (c) the desirability of permitting the settlement to be consummated as provided by the terms of this Stipulation.

II. SETTLING DEFENDANTS' DENIALS OF WRONGDOING AND LIABILITY

Settling Defendants deny any wrongdoing whatsoever and this Stipulation and settlement shall in no event be construed or deemed to be evidence of or an admission or concession on the part of any Settling Defendant with respect to any claim or any fault or liability or wrongdoing or damage whatsoever, or any infirmity in the contentions and defenses that the Settling Defendants have asserted. Settling Defendants have denied and continue to deny each and all of the claims and contentions made by Plaintiffs and the Class in the Litigation. Settling Defendants expressly have denied and continue to deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts or omissions alleged, or that could have been alleged, in the Litigation. The Settling Defendants also have denied and continue to deny, *inter alia*, the allegations that Plaintiffs or the Class have suffered damages, or that Plaintiffs or the Class were harmed by the conduct alleged in the Litigation.

Nonetheless, Settling Defendants have concluded that further conduct of the Litigation would be protracted and expensive, and that it is desirable that the Litigation be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation. Settling Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like the Litigation. Settling Defendants have, therefore, determined that it is desirable and beneficial to them that the Litigation be settled in the manner and upon the terms and conditions set forth in this Stipulation.

III. CLAIMS OF PLAINTIFFS AND BENEFITS OF SETTLEMENT

Plaintiffs believe that the claims asserted in the Litigation have merit. However, Plaintiffs recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Litigation against Settling Defendants through trial and through appeals. Plaintiffs also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the Litigation, as well as the difficulties and delays inherent in such litigation. Lead Counsel is mindful of the inherent problems of proof and possible defenses to the violations asserted in the Litigation and the fact that, in any litigation, there exists a possibility that the Class could receive nothing or less than the settlement amount, even if they were to prevail at trial. Lead Counsel believes that the settlement set forth in this Stipulation confers substantial benefits upon the Class. Based on its evaluation, Lead Counsel has determined that the settlement set forth in this Stipulation is in the best interest of Plaintiffs and the Class.

IV. TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and between the parties hereto, and by their undersigned counsel, that, subject to the approval of the Court, the Litigation, the Released Claims (as defined below) and all matters encompassed within the scope of any releases set forth or referenced herein, shall be finally and fully compromised, settled and released as to all Released Persons (as defined below), and the Litigation shall be dismissed with prejudice as to all Settling Defendants, upon and subject to the terms and conditions of the Stipulation, as follows:

1. Definitions

As used in the Stipulation the following terms have the meanings specified below:

1.1 "Class" and "Class Members" means Plaintiffs and all other persons and entities, and their successors in interest and transferees, direct or indirect, immediate or remote, who purchased any shares of Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid Cap Growth Fund, Van Wagoner Post Venture Fund, and/or Van Wagoner Micro Cap Growth Fund, or any of their predecessor

or successor funds, issued by Van Wagoner Funds during the period from February 28, 2000 through August 21, 2001.

Excluded from the Class are Settling Defendants; members of the families of each individual defendant; any entity in which any defendant has a majority-owned interest; officers and directors of Settling Defendants and their majority-owned subsidiaries and affiliates; and the legal representatives, heirs, successors, or assigns of any such excluded party. Also excluded from the Class are any putative Class Members who exclude themselves by filing a request for exclusion in accordance with the requirements set forth below.

1.2 "Settling Defendants" means Van Wagoner Funds, Inc., Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid Cap Growth Fund, Van Wagoner Post Venture Fund, Van Wagoner Micro Cap Growth Fund, Van Wagoner Capital Management, Inc., UMB Fund Services Inc., Garrett Van Wagoner, Larry P. Arnold, Robert S. Colman, Peter R. Kris and each of them.

1.3 "Effective Date" means the first date by which all of the events and conditions specified in ¶6.1 of the Stipulation have been met and have occurred.

1.4 "Final" means when the last of the following has occurred with respect to the Judgment: (a) the date of final affirmance on an appeal of the Judgment, the expiration of the time for a petition for or a denial of a writ of certiorari to review the Judgment and, if certiorari is granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (b) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment and expiration of time to seek any further review or appeal of such dismissal; or (c) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Judgment, i.e., thirty (30) days after entry of the Judgment. For purposes of this definition, an "appeal" shall include any motion to alter, amend, or otherwise review the Judgment, and any petition for any writ, including a writ of certiorari that may be filed in connection with the approval or disapproval of this Stipulation. Any

proceeding or order, or any appeal or petition for a writ of certiorari pertaining to any reporting or corporate governance change and/or motion for attorneys' fees, costs or expenses, shall not in any way delay or preclude the Judgment from becoming Final.

1.5 "Judgment" means the judgment to be rendered by the Court, substantially in the form attached hereto as Exhibit C and including but not limited to the provisions of the bar order.

1.6 "Lead Counsel" means Lead Counsel appointed by the Court in the Consolidated Securities Action: Much Shelist Freed Denenberg Ament & Rubenstein, P.C.

1.7 "Person" means an individual, corporation, limited liability corporation, professional corporation, limited liability partnership, partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and, as applicable, their respective spouses, heirs, predecessors, successors, representatives, or assignees.

1.8 "Lead Plaintiffs" means Richard and Stephanie Ann Casolari.

1.9 "Plaintiffs" means, collectively, Lead Plaintiffs, the Class, and Class Members.

1.10 "Undertakings" means those reporting and corporate governance provisions as provided in Exhibit "A" attached hereto.

1.11 "Related Persons" for the purposes of this Stipulation means each of the Settling Defendants and each and all of the members of the families of each Defendant; each Defendant's past or present parents, subsidiaries or affiliates, including but not limited to any entity in which any Settling Defendant has or had a majority-owned interest; and each of the foregoing listed person's officers, directors, partners, managing directors, employees, agents, representatives, accountants, attorneys, insurers, reinsurers, underwriters, financial advisors, predecessors, successors, heirs, executors and assigns.

1.12 "Released Persons" means each and all of the Settling Defendants and their Related Persons.

1.13 "Released Claims" means any and all claims, demands, rights, liabilities, and causes of actions of every nature and description whatsoever, whether based in law or equity, on federal, state, local, statutory or common law, or any other law, rule or regulation, known or unknown, asserted or that might have been asserted, including, without limitation, claims for fraud, negligent misrepresentation, or violations of any state or federal statutes or regulations by Plaintiffs or any Class Member, on behalf of themselves, their heirs, executors, administrators, successors, and assigns against Settling Defendants or the Released Persons or any of them arising out of, relating to, or in connection in any way with (i) the Securities Action, the Consolidated Securities Action, the Complaint; (ii) all the claims that have been or could have been asserted or raised in the Derivative Action; (iii) all the claims that could have been raised relating to or arising out of the SEC Settlement; or (iv) all the claims relating in any way to the liquidity, pricing, valuations, investments in or sales of private equity securities by Settling Defendants or the Released Persons, but excluding those claims that have been or could be asserted by the Plaintiffs against Ernst & Young.

1.14 "Ernst & Young" means Ernst & Young LLP or any of their respective present or former directors, officers, employees, agents, fiduciaries, trustees, insurers, underwriters, attorneys and advisors, as well as all of their successors, heirs, assigns, executors, personal representatives and immediate families.

1.15 "Settling Parties" means, collectively, the Settling Defendants and Plaintiffs on behalf of themselves and the Class and the Class Members.

1.16 "Unknown Claims" means any Released Claims which any Plaintiff or any Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its decision with respect to the Settlement. With respect to any and all claims, the Settling Parties stipulate and agree that upon Final Approval, Plaintiffs shall expressly

and each Class Member shall be deemed to have, and by operation of the Judgment shall have, expressly waived any and all the provisions, rights and benefits conferred by California Civil Code § 1542 or any law of any state or territory of the United States, or any other state, sovereign or jurisdiction, or principle of common law which is similar, comparable, or equivalent to California Civil Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

Plaintiffs acknowledge and the Class Members shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

2. The Settlement

a. The Settlement

2.1 The Settling Defendants, and/or their Board of Directors as appropriate, will enact or implement the Undertakings as provided for in Exhibit A.

2.2 Following final approval of the Stipulation, the Lead Plaintiffs will be permitted by the Settling Defendants to conduct reasonable document discovery, which will be completed within one hundred twenty (120) days from such final approval, as the Settling Parties agree is necessary and appropriate, and the Settling Defendants specifically agree to afford the Lead Counsel reasonable access to documents in the possession of the Settling Defendants, including but not limited to, providing to the Lead Plaintiffs all materials provided to the SEC by the Settling Defendants and copies of testimony given to the SEC by them (the "SEC Documents") within five (5) days of final approval. Currently pending with the Court is Lead Plaintiffs' motion to set a filing date for the Second Amended Consolidated Complaint, which requests that the filing of the

Second Amended Consolidated Complaint be indefinitely stayed or that the deadline be 120 days from entry of the N.D. Cal. Federal Court's order on that motion. In the event that the relief Lead Plaintiffs requested is not granted in whole or in substantial part, and after preliminary approval of the Settlement but before final approval of the Settlement, and after agreeing in writing delivered to Counsel for the Settling Defendants that the final financial representations made by Garrett Van Wagoner, his spouse and VWCM are acceptable as accurate in all material respects, then the Settling Defendants will provide Counsel for Lead Class with copies of the SEC Documents within five (5) days of receipt of the writing; provided, however, that (i) Counsel for Settling Securities Plaintiff Class must keep the SEC Documents and information contained therein strictly confidential, not to be shared with any other person or entity; and (2) should final approval of the Settlement be denied, and unless the Court lifts the discovery stay upon motion or otherwise to require disclosure of the SEC Documents, the Lead Counsel may not use, directly or indirectly, any information acquired by virtue of their review of the SEC Documents in any amended pleading filed against any of the Settling Defendants. Nothing in the preceding sentence shall preclude Lead Counsel from including information in any amended pleading that was obtained from sources other than the SEC Documents produced by the Settling Defendants in the circumstances referenced above.

2.3 Settling Defendants will expend, upon court approval, an amount up to $50,000 to pay the costs and expenses reasonably and actually incurred in connection with providing notice to the Class and other administrative expenses in connection with the settlement. However, in the event the Court does not grant preliminary approval of the settlement or the settlement is otherwise terminated, any amounts so advanced that have not actually been expended or incurred shall be returned to Settling Defendants. If the settlement is approved by the Court, and in the event costs of notice and other administrative expenses in connection with the settlement are less than $50,000, Settling Defendants will have no obligation to remit any difference to any party or for any other purpose.

b. Termination Of Settlement

2.4 If the Stipulation is terminated or is not approved by the Court, in whole or in part, or for any reason Final Approval does not occur, Settling Defendants will have no obligation to: (a) enact or implement the Undertakings; (b) allow Lead Plaintiffs to conduct any discovery, except as provided by ¶ 2.2 and unless otherwise ordered by the Court; or (c) expend any amounts, not already spent, for cost of notice or administration of the settlement.

2.5 The Settling Parties will execute a mutually agreeable definitive Supplemental Settlement Agreement to be executed within five (5) days of execution of this Stipulation. The Supplemental Settlement Agreement will provide for the termination of this Stipulation and the attendant MOU at the sole election of defendant VWCM in the exercise of its absolute discretion, in the event that, after the execution of this Stipulation, a certain number of the members of the Class owning a specified amount of Van Wagoner securities during the Class Period to be determined solely by VWCM and set forth in the Supplemental Settlement Agreement deliver timely or otherwise valid requests for exclusion from the Class or initiate actions or assert claims against one or more of the Settling Defendants based in whole or in part on the Released Claims. The Supplemental Settlement Agreement shall be held strictly confidential by the Settling Parties and not publicly disclosed or filed with the California Federal Court (except as required by law or as the California Federal Court may order, or, as is necessary to obtain enforcement or judicial construction thereof (in which case it shall be filed under seal).

2.6 The consummation of this Stipulation and the settlement contemplated herein is subject to those conditions referenced in Section II(f) of the MOU, which is attached hereto as Exhibit D. Section II(f) is incorporated herein by reference. Such conditions shall be deemed satisfied upon final approval.

3. Notice Order And Settlement Hearing

3.1 Promptly after execution and filing of this Stipulation, Lead Plaintiffs shall move the Court for entry of an order (the "Preliminary Approval Order"), requesting,

inter alia, the preliminary approval of the settlement set forth in the Stipulation, and approval for the mailing and publication of an appropriate Notice of Pendency and Proposed Settlement of Class Action, and a Summary Notice for Publication (collectively, "Notices"), in a form substantially similar to those attached as Exhibits B-1 and B-2 attached hereto, which Notices shall include the general terms of the settlement as set forth in this Stipulation, the general terms of the Fee and Expense Application defined below, and the date of the Settlement Hearing as defined below.

3.2 Lead Counsel shall request that after the Notices are given, the Court hold a hearing (the "Settlement Hearing") and approve the settlement of the Litigation as set forth herein. At or after the Settlement Hearing, Lead Counsel also will request that the Court approve the proposed Fee and Expense Application.

4. Releases

4.1 Upon the Effective Date, as defined above, Plaintiffs do and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged, and shall forever be enjoined from prosecuting, all Released Claims and any and all claims arising out of, relating to, or in connection with the settlement or resolution of the actions against the Released Persons (including Unknown Claims).

4.2 Upon the Effective Date, as defined above, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged Plaintiffs, each and all of the Class Members, and Plaintiffs' Counsel from all claims (including Unknown Claims), arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the Litigation or the Released Claims.

4.3 All claims against any Settling Defendants or Released Persons sounding in contribution, or equitable indemnification arising out of or concerning (i) the Securities Action, the Consolidated Securities Action, or the Complaint; (ii) the Derivative Action; (iii) the SEC Settlement; or (iv) the liquidity, pricing, valuations, investments in or sales

of private equity securities by Settling Defendants or the Released Persons; or the claims asserted or that could have been asserted in any of the aforementioned four (4) categories by any person (including defendant Ernst & Young) against any Settling Defendant or Released Persons, are hereby forever barred, enjoined or discharged pursuant to, *inter alia*, 15 U.S.C. § 78u-4(f)(7) and, as a settlement made in good faith, pursuant to Cal. Civ. Proc. Code § 877.6.

5. Plaintiffs' Counsels' Attorneys' Fees And Reimbursement Of Expenses

5.1 Pursuant to Federal Rule of Civil Procedure 23(h), Lead Counsel may submit a motion or motions under Federal Rule of Civil Procedure 54(d)(2) (the "Fee and Expense Application") for: (a) an award of attorneys' fees; plus (b) reimbursement of expenses and costs. Lead Counsel agrees to distribute fees to other plaintiffs' counsel according to work performed and contribution to the prosecution of this Litigation, including distribution of all fees to Counsel in the Derivative Action.

5.2 Lead Counsel's Fee and Expense Application is not to exceed, including any payment to be made by Counsel in the Derivative Action, the total sum of $340,000, and the Settling Defendants shall not oppose such request.

5.3 Lead Counsel shall accept whatever award of fees and expenses is made by the California Federal Court up to $340,000, and the parties' settlement shall not be affected in any way should the Court determine to award less than the amount requested.

5.4 Payment of whatever award is ultimately made by the California Federal Court shall be made by VWCM and Garrett Van Wagoner to Lead Counsel, to be distributed as they see fit, as follows: $52,000 within five (5) business days after preliminary approval of the Settlement followed by payments of $16,000 per month for the next eighteen (18) months thereafter. Until final approval all such sums shall be paid into the client trust account for Paul, Hastings, Janofsky & Walker LLP, which sums shall be released to Lead Counsel upon final approval of the Settlement.

5.5 In the event the Stipulation shall terminate, or be cancelled, or shall not be effective for any reason, or if the Judgment shall be reversed or modified upon appeal, within ten (10) business days after written notification of such event is sent by counsel for Settling Defendants to Lead Counsel, the fees and expenses as set forth in ¶ 5.4 shall be refunded by Lead Counsel. Lead Counsel, as a condition of receiving such fees and expenses, on behalf of itself and each partner and/or shareholder of it, agrees that the law firm and its partners and/or shareholders are subject to the jurisdiction of the Court for the purpose of enforcing the Stipulation. Without limitation, each such law firm and its partners and/or shareholders agreed that the Court may, upon application of Settling Defendants on notice to Lead Counsel summarily issue orders, including, but not limited to, judgments and attachment orders, and may make appropriate findings of or sanctions for contempt, against them or any of them should such law firm fail to timely repay fees and expenses pursuant to this Stipulation.

5.6 The procedure for and the allowance or disallowance by the Court of the Fee and Expense Application are not part of the settlement set forth in the Stipulation, and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the settlement set forth in the Stipulation, and any order or proceeding relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel the Stipulation, or affect or delay the finality of the Judgment approving the Stipulation and the settlement of the Litigation set forth therein.

5.7 Neither the Settling Defendants, nor their respective Related Persons shall have any responsibility for, or interest in, or liability whatsoever with respect to, any payment to Lead Counsel or any other plaintiffs' counsel, nor shall they have any responsibility or liability whatsoever for any costs, fees or expenses of any kind incurred by plaintiffs' respective attorneys, experts, consultants, agents and representatives, or any claims amongst themselves to any amount of the Fee and Expense Application. All such fees, costs and expenses shall be payable only to the extent ordered by the Court.

6. Conditions Of Settlement, Effect Of Disapproval, Cancellation Or Termination

6.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a) Settling Defendants have not exercised their right to terminate this Stipulation, including their rights under the Supplemental Settlement Agreement;

(b) the Court has entered the Judgment, or a judgment substantially in the form and substance of Exhibit C hereto including the bar order provisions; and

(c) the Judgment has become Final as defined above.

6.2 In the event that the Stipulation is not approved by the Court or the settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, or the Effective Date does not occur for any reason, the Settling Parties shall revert to their litigation positions as of November 15, 2004. In such event, the terms and terms of provisions of the Stipulation, with the exception of Section IV ¶¶1.1-1.16, 5.3-5.7, 6.1-6.2, 7.1-7.14 herein, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose in connection with the trial or prosecution of the Litigation or for any purpose in any other action or proceeding not directly related to the Stipulation. No order of the Court or modification or reversal on appeal of any order of the Court concerning the amount of any attorneys' fees, costs, expenses and interest awarded by the Court shall constitute grounds for cancellation or termination of the Stipulation.

7. Miscellaneous Provisions

7.1 The Settling Parties: (a) acknowledge that it is their intent to consummate this Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of this Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of this Stipulation.

7.2 This settlement is intended to be a final and complete resolution of all disputes between and among all parties to the Litigation with respect to the Litigation, the

Released Claims, and all matters encompassed within the scope of any releases set forth or referenced herein. The settlement compromises claims which are contested and does not constitute any admission by any party of any violation of the federal securities laws or any other laws or as to the merits of any claim or defense. While retaining their right to deny that the claims advanced in the Litigation were meritorious, Settling Defendants, in any statement made to any media representative (whether or not for attribution), will not deny that the Litigation was filed in good faith and is being settled voluntarily after consultation with competent legal counsel. The Final Judgment will contain a statement that during the course of the Litigation, Plaintiffs, the Class, Settling Defendants and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11. The Settling Parties agree that terms of the settlement were negotiated in good faith by the Settling Parties, and reflect a settlement that was reached voluntarily after consultation with competent legal counsel. The Settling Parties reserve their right to rebut, in a manner that such party determines to be appropriate, any contention made in any public forum that the Litigation was brought or defended in bad faith or without a reasonable basis.

7.3 Neither the Stipulation nor the settlement contained herein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement is or may be deemed or offered or received in evidence as a presumption, a concession, or an admission of any fault, liability, or wrongdoing, and, except as required to enforce this Stipulation, shall not be offered or received in evidence or otherwise used by any person in this or any other Litigation or proceedings, whether civil, criminal, or administrative. Settling Defendants and/or the other Released Persons may file the Stipulation and/or the Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of res judicata, collateral estoppel, full faith and credit, release, good faith settlement, judgment bar, or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

7.4 All agreements made and orders entered during the course of the Litigation relating to the confidentiality of information, and the retention, destruction or return of such information, shall survive this Stipulation.

7.5 All of the Exhibits to this Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

7.6 This Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.

7.7 Except as otherwise provided herein, and except for the Supplemental Agreement, this Stipulation and the Exhibits attached hereto constitute the entire agreement among the Settling Parties and no representations, warranties or inducements have been made to any party concerning the Stipulation or its Exhibits other than the representations, warranties and covenants contained and memorialized in such documents. Except as otherwise provided herein, each party shall bear its own costs.

7.8 Pursuant to Federal Rule of Civil Procedure 23(e)(2), the Settling Parties state that there are no additional agreements made in connection with the proposed settlement, except as stated herein.

7.9 Lead Counsel, on behalf of the Class, is expressly authorized by Lead Plaintiff to take all appropriate actions required or permitted to be taken by the Class pursuant to the Stipulation to effectuate its terms and also is expressly authorized to enter into any modifications or amendments to the Stipulation on behalf of the Class which it deems appropriate.

7.10 Each attorney or other Person executing the Stipulation or any of its Exhibits on behalf of any party hereto hereby warrants that such Person has the full authority to do so.

7.11 This Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.

7.12 This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

7.13 The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of this Stipulation, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the settlement embodied in this Stipulation.

7.14 This Stipulation and the Exhibits hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of California, and the rights and obligations of the parties to this Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the State of California without giving effect to that State's choice of law principles.

7.15 Any dispute over the terms of this Stipulation that cannot be resolved through negotiations shall be resolved by Hon. Daniel Weinstein of JAMS/Endispute in San Francisco or, if he is not available, by a retired judge to be agreed to by the parties or appointed by that firm if no agreement can be reached.

IN WITNESS WHEREOF, the parties hereto have caused this Stipulation to be executed, by their duly authorized attorneys.

Dated: November 15, 2004

Respectfully submitted,

MUCH SHELIST FREED DENEBERG AMENT & RUBENSTEIN, P.C.

/s/
Carol V. Gilden

Michael J. Freed
Carol V. Gilden
Christopher J. Stuart
Michael E. Moskovitz
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606
Tel: (312) 521-2000
Fax: (312) 521-2100

Attorneys for Lead Plaintiffs Richard and Stephanie Casolari

Dated: November 15, 2004

SCHIFFRIN & BARROWAY, LLP

/s/
Robert B . Weiser

ROBERT B . WEISER
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Tel: (610) 667-7706
Fax: (610) 667-7056

Attorneys for Derivative Plaintiff Dennis Mansmith

Dated: November 15, 2004

PAUL, HASTINGS, JANOFSKY
& WALKER LLP

/s/
Peter M. Stone

PETER M. STONE
JAY C. GANDHI
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626
Tel: (714) 668-6200
Fax: (714) 979-1921

Attorneys for Defendants Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Garrett R. Van Wagoner, Larry P. Arnold, Robert S. Colman and Peter R. Kris

Dated: November 15, 2004

QUARLES & BRADY LLP

/s/
Cristina D. Hernandez-Malaby

MATTHEW J. FLYNN
CRISTINA D. HERNANDEZ-MALABY
RACHEL A. SCHNEIDER
411 E. Wisconsin Avenue
Milwaukee, WI 53202
Tel: (414) 277-5377
Fax: (414) 978-8977

Attorneys for Defendants UMB Fund Services, Inc.

EXHIBIT A

EXHIBIT A

CORPORATE GOVERNANCE CHANGES

Transparency into Private Equity Valuations

1. Van Wagoner Funds, Inc. ("Funds") and/or Van Wagoner Capital Management ("VWCM") shall cause to be published on the website for the Funds ("Website") on a monthly basis the percentage of private equity securities held in each of the Funds.

2. The Funds and/or VWCM shall cause to be published on the Website on at least a monthly basis the valuations of each private equity security held by each of the Funds' fund portfolios. Moreover, the Funds and/or VWCM shall update the valuations of each private equity security on the website within one week after having changed the particular security's value, noting for that security that the value has been changed.

3. The Funds and/or VWCM shall cause to be published on the Website the Funds' and/or VWCM's valuation policy for private equity securities.

Governance

4. The Funds shall use best efforts to add a third independent director by no later than January 1, 2005. Moreover, the Funds shall use all best efforts to add two additional independent directors to their board of directors within the next 12 months thereafter.

5. The Funds' Pricing Committee shall have at least two independent directors. Within the next 12 months the Funds and VWCM will use best efforts to add a third independent director to such Committee. The Pricing Committee will meet at least monthly and have complete access to the Funds, VWCM and the portfolio managers. The Pricing Committee will also receive all documentation justifying the rationale for either the maintenance, raising or lowering of the price of a restricted security. To the extent it feels that it is warranted to under its duties and responsibilities, the Pricing Committee is authorized to hire a third-party pricing expert/consultant to assist the Committee in fulfilling such duties and responsibilities.

6. The Audit Committee will include at least two independent directors, shall meet quarterly, and within the next 12 months the Funds and VWCM will use best efforts to add a third independent director to such Committee. The Audit Committee will be responsible for ensuring the independence and accountability of the Funds' outside auditors and providing an added level of independent evaluation of the Funds' internal accounting controls. The Audit Committee will also seek to identify problems in the Funds' accounting, auditing and financial reporting functions and increase the likelihood that any problems so identified will receive prompt attention. Moreover, the Audit Committee will review the extent and quality of the auditing efforts. The Audit Committee will issue a report of its findings and recommendations to the Board by June 30, 2005, and the Audit Committee shall have the authority to hire an independent consultant to review the Funds' accounting, auditing and financial reporting so as to assist with preparation of the report.

7. By January 1, 2005, the Board shall appoint a new chairman who is an independent director. The chairman will have the authority to hire an assistant, or the Funds will make an assistant available to the chairman. The chairman shall preside over quarterly Board meetings and may also choose to conduct and preside over separate, quarterly meetings of the independent directors.

8. Beginning January 1, 2005, and for a period of at least three years, the Board shall be comprised solely of independent directors.

Garrett Van Wagoner

9. Mr. Van Wagoner shall have no involvement in determining the pricing or liquidity of any private equity securities to be purchased, held or sold by the Funds. Mr. Van Wagoner, however, shall make himself available to the Pricing Committee to answer any questions they may have.

EXHIBIT B

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

In re VAN WAGONER FUNDS, INC. SECURITIES LITIGATION	Case No. C-02-03383 JSW Class Action
This Document Relates To: ALL ACTIONS.	**NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION**

IF YOU PURCHASED ANY SHARES OF THE VAN WAGONER EMERGING GROWTH FUND, THE VAN WAGONER TECHNOLOGY FUND, THE VAN WAGONER MID CAP GROWTH FUND, THE VAN WAGONER POST VENTURE FUND OR THE VAN WAGONER MICRO CAP GROWTH FUND, BETWEEN FEBRUARY 28, 2000 AND AUGUST 21, 2001, PLEASE READ THIS NOTICE CAREFULLY. IT DESCRIBES BENEFITS THAT MAY BE AVAILABLE TO YOU AND IT MAY AFFECT YOUR RIGHTS. YOU ARE NOT BEING SUED.

You are hereby notified, pursuant to Rule 23 of the Federal Rules of Civil Procedure and an Order of the United States District Court for the Northern District of California (the "Court"), that a settlement (the "Settlement") has been reached with certain of the defendants in this action (the "Settling Defendants"). The Settling Defendants are Van Wagoner Funds, Inc. ("VW Funds"); Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid Cap Growth Fund, Van Wagoner Post Venture Fund, Van Wagoner Micro Cap Growth Fund (collectively, the "Funds"); Van Wagoner Capital Management, Inc. ("VWCM"); Garrett R. Van Wagoner ("Van Wagoner"); Larry P. Arnold ("Arnold"); Robert S. Colman ("Colman"); Peter R. Kris ("Kris"); and UMB Fund Services, Inc. ("UMB"). The Settling Defendants, with the exception of UMB, are hereinafter collectively referred to as the "Van Wagoner Defendants." No settlement has been reached with defendant Ernst & Young, LLP ("E&Y"). If approved by the Court, the Settlement will result in: (a) the provision of documents to assist in the further prosecution of this action; (b) corporate governance reforms by the Funds and VWCM; (c) reporting reforms by VW Funds, which will provide more detailed and timely information regarding the private equity securities held by the Funds; and (d) the release of claims, as defined below, against the Settling Defendants.

This Notice summarizes the terms of the proposed Settlement. All of the details of the Settlement are set forth in the Stipulation of Settlement, which has been filed with the Court and may be inspected during regular business hours.

I. BACKGROUND OF THE LITIGATION

On or about December 17, 2001, several putative class action complaints were filed on behalf of a class consisting of all persons and entities who purchased shares of the Van Wagoner Emerging Growth Fund, the Van Wagoner Technology Fund, the Van Wagoner Mid Cap Growth Fund, the Van Wagoner Post Venture Fund or the Van Wagoner Micro Cap Growth Fund, between February 28, 2000 and August 21, 2001. The complaints alleged that VW Funds, VWCM, Van Wagoner, Arnold, Colman, Kris, UMB and E&Y violated federal securities laws with respect to their sales and/or valuations of shares in the Funds. On April 9, 2003, the cases were consolidated and representative plaintiffs were appointed. On July 24, 2003, a consolidated amended complaint was filed. Defendants moved to dismiss the complaint, and, on July 27, 2004, the complaint was dismissed with leave to re-file certain claims. Representative plaintiffs and the Settling Defendants have engaged in extensive settlement negotiations that led to this Settlement.

On February 5, 2002, a derivative action was filed in Milwaukee County Circuit Court, Wisconsin, entitled *Mansmith v. Garrett R. Van Wagoner, et al.*, Case No.2002CV041347 (the "Derivative Action"). Derivative plaintiffs have agreed to dismiss the Derivative Action with prejudice upon final approval of the Settlement by this Court.

The representative plaintiffs, through their counsel, have conducted a thorough examination of the facts and law relating to the matters at issue in the lawsuit, and the parties have engaged in good faith extensive, arms-length negotiations. Taking into account the extensive burdens and expenses associated with protracted trials and appeals, the representative plaintiffs have concluded that the proposed Settlement provides a fair method of resolving claims; is fair, reasonable and adequate; and is in the best interests of the Class.

Nothing in the Settlement shall be construed as an admission of wrongdoing on the part of the Settling Defendants. The Settling Defendants deny any wrongdoing in connection with their sales of shares of the Funds. Nevertheless, the Settling Defendants believe it is in the best interests of the Funds' shareholders to resolve this litigation as expeditiously as possible. The Settling Defendants believe the proposed Settlement is the most efficient way to accomplish this.

This Notice should not be understood as an expression of any opinion by the Court as to the merits of any claims or defenses asserted by plaintiffs or defendants.

II. THE CLASS

The proposed Settlement Class consists of all persons and entities who purchased shares of the Van Wagoner Emerging Growth Fund, the Van Wagoner Technology Fund, the Van Wagoner Mid Cap Growth Fund, the Van Wagoner Post Venture Fund or the Van Wagoner Micro Cap Growth Fund, between February 28, 2000 and August 21, 2001.

III. BENEFITS OF THE PROPOSED SETTLEMENT

The Settlement provides a number of important benefits to the Class.

First, the Settlement affords class members and investors greater transparency of VW Funds by instituting the following reporting reforms:

- The valuation policy for private equity securities will be published on the website for the Funds (the "Website").
- On a monthly basis, the percentage of private equity securities held in each of the Funds and the valuation of each private equity security will be published on the Website.
- When the Funds and/or VWCM change their valuation of a private equity security, the valuation of such security shall be updated on the Website within one week.

Second, pursuant to the Settlement, the Funds and VWCM will undertake the following corporate governance reforms:

- Independent directors will be added to both the Pricing Committee and the Auditing Committee.
- By January 1, 2005, and for at least three years thereafter, the Board of Directors will be comprised solely of independent directors.
- Garrett R. Van Wagoner shall have no involvement in determining the pricing or liquidity of any private equity securities to be purchased, held or sold by the Funds.

Third, Settling Defendants have agreed to afford Class Counsel reasonable access to documents in their possession. This affords Class Counsel discovery normally unavailable because of the mandatory discovery stay provided by the Private Securities Litigation Reform Act. Class Counsel believes that this discovery will be of assistance in the further prosecution of this matter.

IV. ATTORNEYS' FEES

Class Counsel will petition the Court for an award of fees and expenses in an amount up to three hundred and forty thousand dollars ($340,000). If the Court awards Class Counsel fees and expenses, VWCM and Van Wagoner will pay Class Counsel's fees and expenses in installments over the following eighteen (18) months. Class Counsel has agreed that a portion of any fees and expenses awarded will be paid to counsel in the Derivative Action once the Settlement has been approved by the Court and the Derivative Action has been dismissed with prejudice.

V. FINAL RESOLUTION OF CLAIMS

If the proposed Settlement is approved by the Court, Class Members will receive the benefits described herein and specifically defined in the Settlement. In exchange, Class Members will permanently give up the right to assert: (i) all claims against Settling Defendants, including all claims that were, or could have been, asserted in the Complaint or the Consolidated Securities Action; (ii) all claims against Settling Defendants that were or could have been asserted in the Derivative Action; (iii) all claims against Settling Defendants that were or could have been raised relating to, or arising out of, the SEC Settlement; and (iv) all claims against Settling Defendants relating in any way to the liquidity, pricing, valuations, investments in or sales of private equity securities by the Settling Defendants. This release covers all claims both known and unknown against the Settling Defendants. If you do not exclude yourself from the Class, you will give up your right to assert any such claims.

If the proposed Settlement is not approved by the Court or does not become final for any reason, the litigation will start against the Settling Defendants.

VI. THE SETTLEMENT HEARING

A hearing will be held on __________ at 9:00 a.m. in Courtroom 17 of the United States District Court for the Northern District of California, 450 Golden Gate Avenue, San Francisco, California 94102 before the Honorable Jeffrey S. White, to determine: (a) whether the proposed Settlement was entered into in good faith, and should be approved as fair, adequate and reasonable; and (b) the amount of attorneys' fees, litigation costs and expenses that should be awarded to Lead Plaintiffs' counsel. The hearing may be continued without further notice. It is not necessary for you to appear at the Settlement Hearing.

VII. EXAMINATION OF RECORDS AND INQUIRIES

This Notice is only a summary of the basic terms of the proposed Settlement. You are referred to the Stipulation of Settlement that is on file with the Clerk of the Court for the precise terms and conditions of the proposed Settlement. The terms of the Stipulation of Settlement control over the summary set forth herein.

VIII. THE RIGHTS OF CLASS MEMBERS

Your options as a member of the Class are as follows:

A. You May Do Nothing and Remain a Member of the Class

If you wish to receive the benefits described above, you do not have to do anything. If you choose to take no action, you will remain a member of the Class, your interests as a Class Member will be represented by the representative plaintiffs and their counsel, and you will be bound by the terms of the Settlement, if approved by the Court, and any final judgments that may be entered.

As a member of the Class, you will not be responsible for attorneys' fees or litigation expenses.

B. You May Remain a Member of the Class and Assert an Objection to the Proposed Settlement

If you wish to remain in the Class, but wish to object to the good faith, fairness, reasonableness, or adequacy of this Settlement Agreement, you must serve on Class counsel and Settling Defendants' counsel, and file with the Court, no later than ______, a statement of the objection as well as the specific reason(s), if any, for each objection, including any legal support that you wish to bring to the Court's attention and any evidence you wish to introduce in support of the objection. You may do so either on your own or through an attorney hired at your own expense. If you hire an attorney to represent you, the attorney must (i) file a notice of appearance with the Clerk of Court, no later than _________, and (ii) serve on Class counsel and Settling Defendants' counsel, by ________, a copy of the notice of appearance. Any judgment entered in this action, whether favorable or unfavorable to the Class, will include and be binding on all Class Members who have not been excluded from the Class, even if they have objected to the proposed Settlement and even if they have any other claim, lawsuit or proceeding pending against Settling Defendants.

Objections, appearances, and any other documents filed with the Court must be served on counsel at the following addresses:

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Attn: Michael J. Freed
Carol V. Gilden
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606
Telephone: 312-521-2000

Class Counsel

PAUL, HASTINGS, JANOFSKY & WALKER LLP
Attn: Peter Stone
Jay C. Gandhi
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626
Telephone: 714-668-6200

Counsel for the Van Wagoner Defendants

QUARLES & BRADY LLP
Attn: Matthew J. Flynn
Cristina D. Hernandez-Malaby
411 E. Wisconsin Avenue
Suite 2040
Milwaukee, WI 53202
Telephone: 414-277-5315

Counsel for UMB

C. You May Request Exclusion From the Class

If you do not wish to receive the benefits described above, you may exclude yourself from the Class. Your request for exclusion must be in writing, must include your name, address and telephone number, and must be sent to: MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C., Attn: Michael J. Freed, Carol V. Gilden, 191 N. Wacker Drive, Suite 1800, Chicago, IL 60606 (Lead Counsel for Plaintiffs). NO REQUEST FOR EXCLUSION WILL BE VALID UNLESS IT CONTAINS ALL THE INFORMATION DESCRIBED ABOVE AND IS POSTMARKED NO LATER THAN _______. In order to ensure timely handling of your request, the words "REQUEST FOR EXCLUSION" should be typewritten or legibly handwritten on the front of the envelope containing your exclusion request.

If you exclude yourself from the Class and the proposed Settlement is approved by the Court, you will not be eligible to share in the proceeds of any settlement and will remain free to pursue any legal rights you may have against the Settling Defendants.

For information regarding your rights and the terms of the proposed Settlement, you may contact Class counsel as follows:

Michael J. Freed, Esq.
Carol V. Gilden, Esq.
MUCH SHELIST FREED DENENBERG
AMENT & RUBENSTEIN, P.C.
191 N. Wacker Drive, Suite 1800
Chicago, IL 60606-1616
Telephone: 312-521-2000
Facsimile: 312-521-2100

DO NOT CONTACT THE COURT REGARDING THIS NOTICE.

EXHIBIT B 2

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

In re VAN WAGONER FUNDS, INC. SECURITIES LITIGATION	Case No. C-02-03383 JSW Class Action
This Document Relates To: ALL ACTIONS.	**SUMMARY NOTICE FOR PUBLICATION**

IF YOU PURCHASED ANY SHARES OF THE VAN WAGONER EMERGING GROWTH FUND, THE VAN WAGONER TECHNOLOGY FUND, THE VAN WAGONER MID CAP GROWTH FUND, THE VAN WAGONER POST VENTURE FUND OR THE VAN WAGONER MICRO CAP GROWTH FUND, BETWEEN FEBRUARY 28, 2000 AND AUGUST 21, 2001, PLEASE READ THIS NOTICE CAREFULLY. IT DESCRIBES BENEFITS THAT MAY BE AVAILABLE TO YOU AND IT MAY AFFECT YOUR RIGHTS. YOU ARE NOT BEING SUED.

PLEASE TAKE NOTICE that, pursuant to an order dated _____, 2004, the Court granted preliminary approval of a proposed settlement with certain defendants of the class action with the caption shown above.

The proposed Settlement Class consists of all persons and entities who purchased shares of the Van Wagoner Emerging Growth Fund, the Van Wagoner Technology Fund, the Van Wagoner Mid Cap Growth Fund, the Van Wagoner Post Venture Fund or the Van Wagoner Micro Cap Growth Fund, between February 28, 2000 and August 21, 2001.

The plaintiffs have agreed, subject to the Court's final approval, to settle all claims against certain defendants that were or could have been asserted in certain actions and proceedings and concerning certain activities, pursuant to a Stipulation of Settlement dated __________, 2004, as approved by the Court. A hearing will be held on __________ at 9:00 a.m. in Courtroom 17 of the United States District Court for the Northern District of California, 450 Golden Gate Avenue, San Francisco, California 94102 before the Honorable Jeffrey S. White, to determine: (a) whether the proposed Settlement was entered into in good faith, and should be approved as fair, adequate and reasonable; and (b) the amount of attorneys' fees, litigation costs and expenses that

should be awarded to Lead Plaintiffs' counsel. If you are a member of the Class and do not exclude yourself from the Settlement Class, you will be bound by the terms of the proposed Settlement.

The foregoing is only a summary. A more detailed Notice describing the proposed Settlement Class, the terms of the proposed Settlement, the hearing thereon, the options available to members of the Class and the dates by which they must be exercised, has been mailed to all persons reasonably identified as members of the Class. If you believe you are a member of the Class and have not received a copy of that Notice, you may obtain one by making a written request, addressed to MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C., Attn: Michael J. Freed, Carol V. Gilden, 191 N. Wacker Drive, Suite 1800, Chicago, IL 60606. The complete Court file is also available for inspection during regular business hours in the office of the Clerk of the Court, United States District Court, 450 Golden Gate Avenue, San Francisco, California 94102.

If you have any questions concerning this Notice, you may raise them with your own attorney or direct them in writing to counsel for the Class at the address listed above. DO NOT CONTACT THE COURT.

Dated: ___________, 2004.

EXHIBIT C

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

In re VAN WAGONER FUNDS, INC. SECURITIES LITIGATION	Master Case No. 02-C-03383 JSW CLASS ACTION
This Document Relates To: ALL ACTIONS.	**[PROPOSED] FINAL JUDGMENT AND ORDER** Judge: Hon. Jeffrey S. White Courtroom: 2 Date: N/A Time: N/A

FINAL JUDGMENT AND ORDER

This matter came before the Court for hearing on ___________ pursuant to the Order of this Court, on the application of the parties for approval of the settlement set forth in the Stipulation of Settlement dated as of ___________ (the "Stipulation"). Due and adequate Notice having been given to the Class as required in said Order, and the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefore, **IT IS HEREBY ORDERED, ADJUDGED AND DECREED** that:

1. This Judgment incorporates by reference the definitions in the Stipulation, and all terms used herein shall have the same meanings as set forth in the Stipulation.

2. This Court has jurisdiction over the subject matter of the Consolidated Securities Action and over all parties to the Consolidated Securities Action, including all Members of the Class.

3. "Class" and "Class Members" means Plaintiffs and all other persons and entities, and their successors in interest and transferees, direct or indirect, immediate or remote, who purchased any shares of Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid Cap Growth Fund, Van Wagoner Post Venture Fund, and/or Van Wagoner Micro Cap Growth Fund, or any of their predecessor or successor funds, issued by Van Wagoner Funds during the period from February 28, 2000 through August 21, 2001. Excluded from the Class are Settling Defendants; members of the families of each individual defendant; any entity in which any defendant has a majority-owned interest; officers and directors of Settling Defendants and their majority-owned subsidiaries and affiliates; and the legal representatives, heirs, successors, or assigns of any such excluded party. Also excluded from the Class are any putative

Class Members who excluded themselves by filing a request for exclusion in accordance with the procedures set forth in the Court's Order Preliminarily Approving Settlement and Providing For Notice.

4. Pursuant to Federal Rule of Civil Procedure 23, this Court hereby approves the settlement set forth in the Stipulation and finds that said settlement was entered into in good faith and is, in all respects, fair, reasonable and adequate to the Class.

5. Except as to any individual claim of those persons who have validly and timely requested exclusion from the Class, the Consolidated Securities Action and all claims contained therein, as well as all of the Released Claims, are dismissed with prejudice as to the Lead Plaintiffs and the other Members of the Class, as against each and all of the Released Persons. The Settling Parties are to bear their own costs, except as otherwise provided in the Stipulation.

6. The Court finds that the Stipulation and settlement were entered into in good faith and are fair, reasonable and adequate as to the Class, and that the Stipulation and settlement are hereby finally approved in all respects, and the Settling Parties are hereby directed to perform its terms.

7. Upon the Effective Date hereof, Plaintiffs do and each of the Class Members shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released, relinquished and discharged, and shall forever be barred and enjoined from prosecuting, any and all Released Claims and Unknown Claims, including any and all claims, demands, rights, liabilities, and causes of actions of every nature and description whatsoever, whether based in law or equity, on federal, state, local, statutory or common law, or any other law, rule or regulation, known or unknown, asserted or that might have been asserted, including, without limitation, claims for fraud, negligent misrepresentation, or violations of any state or federal statutes or regulations by Plaintiffs or any Class Member, on behalf of themselves, their heirs, executors, administrators,

1 successors, and assigns against Settling Defendants or the Released Persons or any
2 of them arising out of, relating to, or in connection in any way with (i) the
3 Securities Action, the Consolidated Securities Action, and the Complaint; (ii) all
4 the claims that have been or could have been asserted or raised in the Derivative
5 Action; (iii) all the claims that could have been raised relating to or arising out of
6 the SEC Settlement; or (iv) all the claims relating in any way to the liquidity,
7 pricing, valuations, investments in or sales of private equity securities by Settling
8 Defendants or the Released Persons, but excluding those claims that have been or
9 could be asserted by the Plaintiffs against Ernst & Young.

10 8. All claims against any Settling Defendants or Released Persons
11 sounding in contribution, or equitable indemnification arising out of or concerning
12 (i) the Securities Action, the Consolidated Securities Action, the Complaint; (ii) the
13 Derivative Action; (iii) the SEC Settlement; or (iv) the liquidity, pricing,
14 valuations, investments in or sales of private equity securities by Settling
15 Defendants or the Released Persons, or the claims asserted or that could have been
16 asserted in any of the aforementioned four (4) categories by any person (including
17 defendant Ernst & Young) against any Settling Defendant or Released Persons, are
18 hereby forever barred, enjoined or discharged pursuant to, *inter alia*, 15 U.S.C. §
19 78u-4(f)(7) and, as a settlement made in good faith, pursuant to Cal. Civ. Proc.
20 Code § 877.6.

21 9. Each of the releases set forth or referred to in the Stipulation shall be
22 and is hereby deemed to be in effect as of the Effective Date of the Stipulation.

23 10. The Notice of Pendency and Proposed Settlement of Class Action
24 given to the Class was the best notice practicable under the circumstances,
25 including the individual notice to all Class Members who could be identified
26 through reasonable effort. Said notice provided the best notice practicable under
27 the circumstances of those proceedings and of the matters set forth therein,
28 including the proposed settlement set forth in the Stipulation, to all Persons entitled

to such notice, and said notice fully satisfied the requirements of Federal Rule of Civil Procedure 23 and the requirements of due process.

11. Any order entered regarding the attorneys' fees application shall in no way disturb or affect this Final Judgment and shall be considered separate from this Final Judgment.

12. Neither the Stipulation nor the settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement shall be construed or may be deemed to be evidence of or an admission or concession on the part of any Setting Defendant with respect to any claim or any fault or liability or wrongdoing or damage whatsoever, or any infirmity in the contentions and defenses that Settling Defendants have asserted.

13. Without affecting the finality of this Judgment in any way, this Court hereby retains continuing jurisdiction over: (a) implementation of this settlement; (b) hearing and determining applications for attorneys' fees, interest and expenses in the Consolidated Securities Action; and (c) all parties hereto for the purpose of construing, enforcing and administering the Stipulation.

14. The Court finds that during the course of the Consolidated Securities Action, the Settling Parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11.

15. In the event that the settlement does not become effective in accordance with the terms of the Stipulation, or the Effective Date does not occur, or in the event that the Settlement Fund, or any portion thereof, is returned to Settling Defendants, then this Judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation and shall be vacated, all orders entered and releases delivered in connection herewith shall be null and void to the extent provided by and in accordance with the Stipulation; and in such event, the Settling Parties shall revert to their litigation positions as of November 10, 2004.

IT IS SO ORDERED.

Dated: ____________________

THE HONORABLE JEFFREY S. WHITE
United States District Court Judge

Respectfully Submitted By

PETER M. STONE
JAY C. GANDHI
PAUL, HASTINGS, JANOFSKY & WALKER LLP
Seventeenth Floor
695 Town Center Drive
Costa Mesa, CA 92626-1924
Telephone: (714) 668-6200
Facsimile: (714) 979-1921

Attorneys for Defendants
Van Wagoner Funds, Inc., Van Wagoner Capital Management, Inc., Garrett R. Van Wagoner, Larry P. Arnold, Robert S. Colman and Peter R. Kris

EXHIBIT D

MEMORANDUM OF UNDERSTANDING

The Settling Securities Parties and the Settling Derivative Parties (collectively, the "Settling Parties") have reached an agreement in principle as set forth in this Memorandum of Understanding (the "Memorandum"), providing for the settlement and dismissal with prejudice of the claims asserted in the Derivative Actions and the Consolidated Securities Action, on the terms and subject to the conditions set forth below (the "Settlement").[1]

RECITALS

WHEREAS, on and after December 17, 2001, securities Class Actions were filed by the plaintiffs named herein on behalf of themselves and all others similarly situated in the United States District Court for the Eastern District of Wisconsin ("Wisconsin Federal Court"), entitled (1) *Mather v. Van Wagoner Funds, et al.* (2) *Sasson v. Van Wagoner Funds, et al.*, (3) *Doohan v. Van Wagoner Funds, et al.* (4) *Magistad v. Van Wagoner Funds, et al.* (5) *Lippstreu v. Van Wagoner Funds, Inc., et al.* (6) *Alper v. Van Wagoner Mutual Fund, Inc., et al.* (7) *Spraley v. Van Wagoner Mutual Funds, Inc, et al.* (8) *Casolari v. Van Wagoner Mutual Funds, Inc., et al.* (collectively, the "Securities Actions");

WHEREAS, on and after January 4, 2002, a securities Class Action was filed in the United States District Court for the District of Delaware and entitled *Reisman v. Van Wagoner Funds, et. al* (the "*Reisman* Action");

WHEREAS, by Order dated June 7, 2002, the Delaware Federal Court transferred the *Reisman* Action to the Wisconsin Federal Court;

WHEREAS, by Order dated June 30, 2002, the Wisconsin Federal Court transferred the Securities Actions to the United States District Court for the Northern District of California (the "N.D. Cal. Federal Court");

WHEREAS, the N.D. Cal. Federal Court consolidated the Securities Actions under the caption *In re Van Wagoner Funds, Inc. Securities Litigation*, Case No. 02-03383 JSW (the "Consolidated Securities Action"), and appointed Richard and Stephanie Ann Casolari as lead plaintiffs by Order dated April 9, 2003;

WHEREAS, on and after July 24, 2003, lead plaintiffs in the Consolidated Securities Action fled an Amended Complaint (the "Operative Securities Complaint");

WHEREAS, on and after February 5, 2002, a derivative action was filed in Milwaukee County Circuit Court (the "Wisconsin State Court") and entitled *Mansmith v. Garrett R. Van Wagoner, et al.*, Case No. 2002CV041347 (the "Settling Derivative Action");

WHEREAS, on or about August 26, 2004, it was announced that Garrett R. Van Wagoner, Van Wagoner Capital Management, Robert S. Colman and Audrey L. Buchner had entered into settlements with the Securities and Exchange Commission concerning the

[1] All capitalized terms not otherwise defined shall have the meaning set forth in Section I below.

Commission's investigation into certain matters, which settlements were embodied in agreements and administrative orders (Admin. Proc. File Nos. 3-11611 to 3-11613) approved by that Commission (the "SEC Settlement");

WHEREAS, the Settling Parties have engaged in substantial arm's length negotiations in an effort to resolve all claims that have been or could be asserted in the Consolidated Securities Action and the Derivative Action (together, the "Actions"), including having a retired judge supervise mediation and the Settling Parties conducting numerous meetings and telephone conferences where the terms of the agreements detailed herein were extensively debated and negotiated, and where certain financial information concerning Garrett R. Van Wagoner and Van Wagoner Capital Management was provided to Released Plaintiffs' Counsel;

WHEREAS, the Settling Securities Defendants and the Settling Derivative Defendants have denied and continue to deny that they have liability as a result of any and all allegations contained in the Actions and that they are entering into the Settlement in order to eliminate the burden, distractions, expense and uncertainty of further litigation; and

WHEREAS, the Settling Parties and their counsel believe that the terms and conditions of this Memorandum are fair, reasonable and adequate and are the result of arm's length negotiations between the Settling Parties.

NOW, THEREFORE, in consideration of the promises and agreements, covenants, representations, and warranties set forth herein, intending to be legally bound:

THE SETTLING PARTIES STIPULATE AND AGREE AS FOLLOWS:

I. DEFINITIONS

The following additional definitions shall apply in this Memorandum:

(a) "Actions" means the Consolidated Securities Action and the Derivative Action.

(b) "Effective Date" means the date of completion of the following: (i) Court approval of the dismissal of the claims that have been or could be asserted in each of the Actions in all material respects AND EITHER (ii) expiration of the time to appeal or otherwise seek review of the Order and Final Judgment which approves the Settlement without any appeal having been taken or review sought; OR (iii) if an appeal is taken or review sought, the expiration of five days after an appeal or review shall have been finally determined by the highest court before which appeal or review is sought and which upholds the terms of such appealed settlement and/or an Order and Final Judgment and is not subject to further judicial review.

(c) "Lead Plaintiffs' Counsel" means Much Shelist Freed Denenberg Ament & Rubenstein, P.C.

(d) "Released Defendants' Counsel" means counsel for each of the Settling Defendants and, each of their respective partners, associates, experts, agents, insurers, advisors, successors and assigns.

(e) "Released Derivative Parties" means Released Defendants' Counsel, Released Plaintiffs' Counsel, the Settling Derivative Plaintiffs, the Settling Derivative Defendants, and each of their parents, subsidiaries or affiliates, and all of their respective present or former directors, officers, underwriters, fiduciaries, trustees, employees, agents, insurers, attorneys and advisors, and each of their successors, heirs, assigns, executors, personal representatives and immediate families.

(f) "Released Parties" means Released Plaintiffs' Counsel, Released Defendants' Counsel, the Settling Securities Plaintiffs, the Settling Derivative Plaintiffs, the Settling Securities Defendants, the Settling Derivative Defendants, and each of their parents, subsidiaries or affiliates, and all of their respective present or former directors, officers, employees, agents, fiduciaries, trustees, insurers, underwriters, attorneys and advisors, as well as all of their successors, heirs, assigns, executors, personal representatives and immediate families, but does not include Ernst & Young LLP or any of their respective present or former directors, officers, employees, agents, fiduciaries, trustees, insurers, underwriters, attorneys and advisors, as well as all of their successors, heirs, assigns, executors, personal representatives and immediate families, (the "Ernst & Young Parties").

(g) "Released Plaintiffs' Counsel" means counsel for each of the Settling Plaintiffs and each of their respective partners, associates, experts, agents, insurers, attorneys, advisors, successors and assigns.

(h) "Released Securities Parties" means Released Defendants' Counsel, Released Plaintiffs' Counsel, the Settling Securities Plaintiffs, the Settling Securities Defendants and each of their parents, subsidiaries or affiliates, and all of their respective present or former directors, officers, underwriters, fiduciaries, trustees, employees, agents, insurers, attorneys and advisors, and each of their successors, heirs, assigns, executors, personal representatives and immediate families.

(i) "Settling Defendants" means the defendants in the Consolidated Securities Action and the defendants in the Settling Derivative Actions, but shall not include the Ernst & Young Parties.

(j) "Settling Derivative Defendants" means the defendants in the Derivative Action, including but not limited to Garrett R. Van Wagoner, Larry P. Arnold, Robert S. Colman and UMB Fund Services, but shall not include the Ernst & Young Parties.

(k) "Settling Derivative Parties" means the Settling Derivative Plaintiffs and the Settling Derivative Defendants.

(l) "Settling Derivative Plaintiffs " means all plaintiffs in the Derivative Action.

(m) "Settling Parties" means the Settling Securities Parties and the Settling Derivative Parties.

(n) "Settling Plaintiffs" means the Settling Securities Plaintiffs and the Settling Derivative Plaintiffs.

(o) "Settling Securities Defendants" means the defendants in the Consolidated Securities Actions, including but not limited to Van Wagoner Funds, Inc.; Van Wagoner Emerging Growth Fund; Van Wagoner Technology Fund; Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund; Van Wagoner Micro-Cap Growth Fund; Van Wagoner Capital Management ("VWCM"); UMB Fund Services; Garrett Van Wagoner; Larry P. Arnold; Robert S. Colman and Peter R. Kris; but shall not include the Ernst & Young Parties.

(p) "Settling Securities Parties" means the Settling Securities Plaintiffs and the Settling Securities Defendants.

(q) "Settling Securities Plaintiffs" means all plaintiffs in the Consolidated Securities Class and all members of the Settling Securities Plaintiff Class.

(r) "Settling Securities Plaintiff Class" means all persons or entities who purchased shares of Van Wagoner Emerging Growth Fund, Van Wagoner Technology Fund, Van Wagoner Mid-Cap Growth Fund, Van Wagoner Post-Venture Fund, and Van Wagoner Micro-Cap Growth Fund, issued by Van Wagoner Funds during the period from February 28, 2000 through August 21, 2001 (the "Class Period"). Excluded from the Settling Securities Plaintiff Class are defendants in the Consolidated Securities Action, the officers and directors of Van Wagoner Funds, Inc., Van Wagoner Capital Management and UMB Fund Services, Inc., the Ernst & Young Parties, and at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which any of them have or have had a controlling interest.

II. SETTLEMENT TERMS FOR THE CONSOLIDATED SECURITIES ACTION

(a) **Securities Settlement Agreement.** The Settling Securities Parties shall use all reasonable efforts, acting in good faith, to move the Federal Court for preliminary approval of this Memorandum and this settlement on an ex parte or expedited basis within five days of execution hereof. Thereafter, the Settling Securities Parties shall use all reasonable efforts, acting in good faith, to agree upon, execute and move the Federal Court for final approval of a final settlement agreement and such other documentation as may be required in order to obtain final approval of the settlement of all claims that have been or could have been asserted by the members of the Settling Securities Plaintiff Class against the Settling Securities Defendants (the "Securities Settlement") by the N.D. Cal. Federal Court, including all Released claims (defined below) within ninety (90) days of execution of this Memorandum (the "Securities Settlement Agreement"). The terms of the Securities Settlement Agreement shall be consistent with the terms of this Memorandum and shall provide:

(i) that the Settling Securities Defendants have denied, and continue to deny that they have liability as a result of, any and all allegations contained in the Consolidated Securities Action and that they are entering into the Settlement in order to eliminate the burden, distraction, expense and uncertainty of further litigation;

(ii) for the implementation by the Settling Securities Defendants by or before the Effective Date of the corporate governance changes set forth in Exhibit A hereto, which changes were the subject of substantial negotiation by and among the Settling Parties and their counsel;

(iii) for the creation and presentation to the N.D. Cal. Federal Court for approval of an appropriate form of notice, proof of claim, and related materials;

(iv) for the termination of the Consolidated Securities Action consistent with the terms set forth below;

(v) for the release of the Released Claims (defined below) against the Released Securities Parties, pursuant to the terms set forth below;

(vi) for the requirements and procedures for notice to members of the Settling Securities Plaintiff Class;

(vii) for such other matters that are customarily included in stipulations governing the settlement of securities class actions; and

(viii) that the Settling Securities Plaintiffs expressly warrant that, in entering into the Settlement, they relied solely upon their own knowledge and investigation and not upon any promise, representation, warranty, or other statement by the Settling Securities Defendants not expressly contained or referenced in this Memorandum or the Securities Settlement Agreement.

(b) **Released Claims.** The Securities Settlement Agreement shall contain a full and general release of all claims to all Released Securities Parties and all Released Derivative Parties, including the claims that have been or could have been asserted in the Consolidated Securities Action, the Operative Securities Complaint, of all claims that have been or could have been asserted in the Derivative Action, of all claims that could have been raised relating to or arising out of the SEC Settlement, and all claims relating in any way to the liquidity, pricing, valuations, investments in or sales of private equity securities by the Released Securities Defendants and Released Derivative Defendants (the "Released Claims"), but excluding those claims that have been or could be asserted by the Settling Securities Plaintiffs or members of the Settling Securities Plaintiff Class or the Settling Derivative Plaintiffs against the Ernst & Young Parties. The releases set forth in the Securities Settlement Agreement shall cover all claims both known and unknown (except as to those claims asserted against the Ernst & Young Parties), with the Settling Securities Parties and Settling Derivative Parties agreeing to waive the benefits of § 1542 of the California Civil Code (or by any law or any state or territory of the United States, or

principle of common law that is similar, comparable or equivalent to § 1542 of the California Civil Code) which provides:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

(c) **Costs.** All notice expenses and other administrative or other approved expenses of the Settlement shall be paid, upon court approval, by VWCM, in an amount not to exceed $50,000.

(d) **Supplemental Securities Settlement Agreement.** The Settling Securities Parties will execute a mutually agreeable definitive Supplemental Settlement Agreement to be executed within 5 days of execution of a Stipulation of Settlement (the "Supplemental Securities Settlement Agreement"). The Supplemental Securities Settlement Agreement will provide for the termination of the Securities Settlement and the Securities Settlement Agreement at the sole election of defendant VWCM in the exercise of its absolute discretion, in the event that, after the execution of the Securities Settlement Agreement, a certain number of the members of the Settling Securities Plaintiff Class owning a specified amount of Van Wagoner securities during the Class Period to be determined solely by VWCM and set forth in the Supplemental Settlement Agreement deliver timely or otherwise valid requests for exclusion from the Class or initiate actions or assert claims against one or more of the Settling Securities Defendants based in whole or in part on the released claims set forth in paragraph 2(b) above. The Supplemental Securities Settlement Agreement shall be held strictly confidential by the Settling Securities Parties and not publicly disclosed or filed with the N.D. Cal. Federal Court (except required by law or as the N.D. Cal. Federal Court may order, or, as is necessary to obtain enforcement or judicial construction thereof (in which case it shall be filed under seal)).

(e) **Attorneys' Fees.** Counsel for Settling Securities Plaintiff Class may apply to the N.D. Cal. Federal Court for an award of attorneys' fees and reimbursement of all expenses incurred on behalf of the Securities Plaintiff Class not to exceed, together with any payment to be made by Counsel for the Settling Securities Plaintiff Class to Counsel for the Settling Derivative Class, the total sum of $340,000, and the Settling Securities Defendants shall not oppose such request. Counsel for Settling Securities Plaintiff Class shall accept whatever award of fees and expenses is made by the N.D. Cal. Federal Court up to $340,000, and the parties' settlement shall not be affected in any way should the court determine to award less than the amount requested. Payment of whatever award is ultimately made by the N.D. Cal. Federal Court shall be made by VWCM and Garrett Van Wagoner to Counsel for Settling Plaintiffs Securities Plaintiff Class, to be distributed as they see fit, as follows: $52,000 within five business days after preliminary approval of the Settlement followed by payments of $16,000 per month for the next 18 months thereafter. Until final approval all such sums shall be paid into the client trust account for Paul, Hastings, Janofsky & Walker LLP, which sums shall be released to Counsel for Settling Securities Plaintiff Class upon final approval of the Settlement.

(f) **Conditions to Securities Settlement.** The consummation of the Securities Settlement contemplated herein is subject to:

(i) the implementation of the corporate governance provisions as provided for in Exhibit A attached hereto;

(ii) the final financial representations made by Garrett Van Wagoner, Garrett Van Wagoner's spouse and VWCM, to be provided within 3 business days after execution of this Memorandum, being accurate in all material respects;

(iii) preliminary approval by the N.D. Cal. Federal Court of the Settlement;

(iv) certification of the Settling Securities Plaintiff Class for settlement purposes only by the Court;

(v) VWCM's determination not to exercise its termination rights, if any, under the Supplemental Securities Settlement Agreement;

(vi) final approval by the N.D. Cal. Federal Court of the Securities Settlement, except with respect to attorneys' fees requested by counsel to the Settling Securities Plaintiff Class; and

(vii) a final judgment, which means a judgment entered by the N.D. Cal. Federal Court, approving the Securities Settlement and dismissing all claims that have been or could have been brought in the Consolidated Securities Action as against the Settling Securities Defendants with prejudice and without costs to any party, that has become final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal lapse of time or otherwise.

III. SETTLEMENTS TERMS FOR SHAREHOLDER DERIVATIVE ACTIONS

(a) **Derivative Settlement Agreement.** The Settling Derivative Parties shall use reasonable efforts, acting in good faith, to agree upon and execute the Securities Settlement Agreement, including appropriate releases of the claims that have been or could have been made in the Derivative Action by or against the Settling Derivative Parties. The Settling Derivative Plaintiffs hereby agree that the terms of the Securities Settlement Agreement confers a substantial benefit upon the plaintiffs in the Derivative Action, and constitutes material consideration for the releases to be given as referenced above. All parties hereto agree that such plaintiffs and their counsel played a material part in the negotiation of and obtaining the benefits of the Settlement.

(b) **Dismissal of the Derivative Action.** Upon final approval of the Settlement by the N.D. Cal. Federal Court, the Settling Derivative Plaintiffs, having received the benefits of and given the releases contemplated by the Settlement, shall dismiss the Derivative Action with prejudice as against the Settling Defendants as moot, with both the Settling Derivative Plaintiffs and the Settling Derivative Defendants to bear their own fees and costs (subject to Section II (e) above).

IV. OTHER TERMS

(a) **Bar Order.** The Settlement Stipulation in each of the Actions shall terminate the ability of any non-settling person, including the Ernst & Young Parties, to sue, seek indemnification from or otherwise seek contribution from any of the Settling Parties concerning the Released Claims and/or the subject matter of the Actions, and shall provide for such other limitations as are appropriate under and consistent with the provisions of the Private Securities Litigation Reform Act.

(b) **Press Release.** Settling Plaintiffs and VWCM agree to consult with each other and agree in good faith upon the text of an initial public announcement or public statement concerning the Settlement, which the parties agree shall not reference UMB Fund Services, Inc. by name or function.

(c) **Financial Representations.** Within 3 business days after signing this Memorandum, Garrett Van Wagoner, his spouse and VWCM shall produce to the Settling Securities Plaintiffs all yearly federal and state tax returns from 1999 through the present and all financial information as contemplated by this Settlement as required as a Condition to Settlement (see II(f)(ii)). Settling Securities Defendants will make Garrett Van Wagoner and representatives from VWCM available for questioning related to the financial information within 5 business days after signing this Memorandum.

(d) **Specific Performance.** The Settling Parties acknowledge that the failure to complete the Settlement under the terms of this Memorandum will result in irreparable harm that cannot be adequately compensated through money damages and that each therefore agrees that specific performance is the appropriate remedy for breach of this Memorandum.

(e) **Discovery.** Following final approval of the Securities Settlement Agreement, the Settling Plaintiffs will be permitted by the Settling Defendants to conduct reasonable document discovery, which will be completed within one hundred twenty (120) days from such final approval, as the Parties agree is necessary and appropriate, and the Settling Defendants specifically agree to afford the Settling Plaintiffs' Counsel reasonable access to documents in the possession of the Settling Defendants, including but not limited to, providing to the Settling Plaintiffs all materials provided to the Securities and Exchange Commission by the Settling Defendants and copies of testimony given to the Commission by them (the "SEC Documents") within 5 days of final approval. After execution of this Memorandum and prior to final settlement approval, the Settling Defendants agree to support Settling Securities Plaintiffs' Motion to Set Filing Date for Plaintiffs' Second Amended Consolidated Complaint, which Settling Securities Plaintiffs filed on August 26, 2004 and which requests that the deadline for the filing of a second amended complaint is either indefinitely stayed or the deadline shall be one hundred twenty (120) days from the entry of the N.D. Cal. Federal Court's order. In the event that the relief Settling Securities Plaintiffs requested is not granted in whole or in substantial part, and after preliminary approval of the Settlement but before final approval of the Settlement, and after agreeing in writing delivered to Counsel for the Settling Defendants that the conditions for final approval set forth in Section II(f)(ii) and (iii) above have been satisfied, then the Settling Defendants will provide Counsel for Settling Securities Plaintiff Class with copies of the SEC

Documents within 5 days of receipt of the writing; provided, however, that (i) Counsel for Settling Securities Plaintiff Class must keep the SEC Documents and information contained therein strictly confidential, not to be shared with any other person or entity; and (2) should final approval of the Settlement be denied, and unless the Court lifts the discovery stay upon motion or otherwise to require disclosure of the SEC Documents, the Settling Plaintiffs' Counsel may not use, directly or indirectly, any information acquired by virtue of their review of the SEC Documents in any amended pleading filed against any of the Settling Defendants. Nothing in the preceding sentence shall preclude the Settling Plaintiffs Counsel from including information in any amended pleading that was obtained from sources other than the SEC Documents produced by the Settling Defendants in the circumstances referenced above.

V. GENERAL TERMS

(a) **Further Documentation.** The Settling Securities Parties and the Settling Derivative Parties acknowledge that this binding Memorandum may not set forth all of the substantive terms necessary and appropriate for a complete and final Settlement of the Consolidated Securities Action or the Derivative Action, and agree to work in good faith to memorialize such terms, which shall be embodied in the Securities Settlement Agreement and the Derivative Settlement Agreement. Any dispute over final terms to be incorporated into such agreements that cannot be resolved through negotiations shall be resolved by Hon. Daniel Weinstein of JAMS/Endispute in San Francisco or, if he is not available, by a retired judge to be agreed to by the parties or appointed by that firm if no agreement can be reached.

(b) **Amendments.** This Memorandum and all documents executed pursuant hereto and thereto shall constitute a legally binding and enforceable obligation on the part of each of the parties hereto and their successors-in-interest, subject only to their terms and conditions set forth herein and therein. This Memorandum may be amended only by a written instrument signed by each of the respective parties hereto, or their counsel acting on their behalf.

(c) **Entire Agreement.** This Memorandum and all documents executed pursuant hereto and thereto constitutes the entire agreement between the parties with respect to the matters discussed herein and supersedes any and all prior negotiations, discussions, agreements or undertakings, whether oral or written, with respect to such matters. This Memorandum shall be deemed drafted equally by all parties hereto.

(d) **Counterparts.** This Memorandum may be executed in counterparts by any of the signatories hereto, and as so executed shall constitute one agreement.

DATED: September 8, 2004



Counsel for Settling Securities Plaintiffs

DATED: September __, 2004

Counsel for Settling Derivative Plaintiffs

Documents within 5 days of receipt of the writing; provided, however, that (i) Counsel for Settling Securities Plaintiff Class must keep the SEC Documents and information contained therein strictly confidential, not to be shared with any other person or entity; and (2) should final approval of the Settlement be denied, and unless the Court lifts the discovery stay upon motion or otherwise to require disclosure of the SEC Documents, the Settling Plaintiffs' Counsel may not use, directly or indirectly, any information acquired by virtue of their review of the SEC Documents in any amended pleading filed against any of the Settling Defendants. Nothing in the preceding sentence shall preclude the Settling Plaintiffs Counsel from including information in any amended pleading that was obtained from sources other than the SEC Documents produced by the Settling Defendants in the circumstances referenced above.

V. GENERAL TERMS

(a) **Further Documentation.** The Settling Securities Parties and the Settling Derivative Parties acknowledge that this binding Memorandum may not set forth all of the substantive terms necessary and appropriate for a complete and final Settlement of the Consolidated Securities Action or the Derivative Action, and agree to work in good faith to memorialize such terms, which shall be embodied in the Securities Settlement Agreement and the Derivative Settlement Agreement. Any dispute over final terms to be incorporated into such agreements that cannot be resolved through negotiations shall be resolved by Hon. Daniel Weinstein of JAMS/Endispute in San Francisco or, if he is not available, by a retired judge to be agreed to by the parties or appointed by that firm if no agreement can be reached.

(b) **Amendments.** This Memorandum and all documents executed pursuant hereto and thereto shall constitute a legally binding and enforceable obligation on the part of each of the parties hereto and their successors-in-interest, subject only to their terms and conditions set forth herein and therein. This Memorandum may be amended only by a written instrument signed by each of the respective parties hereto, or their counsel acting on their behalf.

(c) **Entire Agreement.** This Memorandum and all documents executed pursuant hereto and thereto constitutes the entire agreement between the parties with respect to the matters discussed herein and supersedes any and all prior negotiations, discussions, agreements or undertakings, whether oral or written, with respect to such matters. This Memorandum shall be deemed drafted equally by all parties hereto.

(d) **Counterparts.** This Memorandum may be executed in counterparts by any of the signatories hereto, and as so executed shall constitute one agreement.

DATED: September __, 2004

Counsel for Settling Securities Plaintiffs

DATED: September 8th, 2004



Counsel for Settling Derivative Plaintiffs

DATED: September 9, 2004



Counsel for Settling Securities Defendants (other than UMB Fund Services, Inc.)

DATED: September __, 2004

Counsel for UMB Fund Services, Inc.

DATED: September __, 2004

____
Counsel for Settling Securities Defendants
(other than UMB Fund Services, Inc.)

DATED: September 9, 2004



Counsel for UMB Fund Services, Inc.

EXHIBIT A

CORPORATE GOVERNANCE CHANGES

Transparency into Private Equity Valuations

1. Van Wagoner Funds, Inc. ("Funds") and/or Van Wagoner Capital Management ("VWCM") shall cause to be published on the website for the Funds ("Website") on a monthly basis the percentage of private equity securities held in each of the Funds.

2. The Funds and/or VWCM shall cause to be published on the Website on at least a monthly basis the valuations of each private equity security held by each of the Funds' fund portfolios. Moreover, the Funds and/or VWCM shall update the valuations of each private equity security on the website within one week after having changed the particular security's value, noting for that security that the value has been changed.

3. The Funds and/or VWCM shall cause to be published on the Website the Funds' and/or VWCM's valuation policy for private equity securities.

Governance

4. The Funds shall use best efforts to add a third independent director by no later than January 1, 2005. Moreover, the Funds shall use all best efforts to add two additional independent directors to their board of directors within the next 12 months thereafter.

5. The Funds' Pricing Committee shall have at least two independent directors. Within the next 12 months the Funds and VWCM will use best efforts to add a third independent director to such Committee. The Pricing Committee will meet at least monthly and have complete access to the Funds, VWCM and the portfolio managers. The Pricing Committee will also receive all documentation justifying the rationale for either the maintenance, raising or lowering of the price of a restricted security. To the extent it feels that it is warranted to under its duties and responsibilities, the Pricing Committee is authorized to hire a third-party pricing expert/consultant to assist the Committee in fulfilling such duties and responsibilities.

6. The Audit Committee will include at least two independent directors, shall meet quarterly, and within the next 12 months the Funds and VWCM will use best efforts to add a third independent director to such Committee. The Audit Committee will be responsible for ensuring the independence and accountability of the Funds' outside auditors and providing an added level of independent evaluation of the Funds' internal accounting controls. The Audit Committee will also seek to identify problems in the Funds' accounting, auditing and financial reporting functions and increase the likelihood that any problems so identified will receive prompt attention. Moreover, the Audit Committee will review the extent and quality of the auditing efforts. The Audit Committee will issue a report of its findings and recommendations to the Board by June 30, 2005, and the Audit Committee shall have the authority to hire an independent consultant to review the Funds' accounting, auditing and financial reporting so as to assist with preparation of the report.

7. By January 1, 2005, the Board shall appoint a new chairman who is an independent director. The chairman will have the authority to hire an assistant, or the Funds will make an assistant available to the chairman. The chairman shall preside over quarterly Board meetings and may also choose to conduct and preside over separate, quarterly meetings of the independent directors.

8. Beginning January 1, 2005, and for a period of at least three years, the Board shall be comprised solely of independent directors.

Garrett Van Wagoner

9. Mr. Van Wagoner shall have no involvement in determining the pricing or liquidity of any private equity securities to be purchased, held or sold by the Funds. Mr. Van Wagoner, however, shall make himself available to the Pricing Committee to answer any questions they may have.